375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

June 29, 2010

VIA EDGAR

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Live Current Media, Inc.
Form S-1 filed on May 1, 2009 and amended on May 7, 2009,
February 1, 2010, April 26, 2010, May 24, 2010 and June 18, 2010
File No. 333-158951

Dear Mr. Owings:

Live Current Media Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on July 1, 2010 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LIVE CURRENT MEDIA INC.

By:/s/C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Executive Officer